Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

TRADING HALT

At the request of China Life Insurance Company Limited (the “Company”), trading in the Company’s H Shares on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:12 am on 11 March, 2013 pending the release by the Company of a clarification announcement in relation to certain press articles.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 11 March, 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang